    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 1999
                                                   REGISTRATION NO. 333-________
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                              INFORMIX CORPORATION
             (Exact name of Registrant as specified in its charter)

                           --------------------------

                                          4100 BOHANNON DRIVE
                                      MENLO PARK, CALIFORNIA 94025
             DELAWARE                        (650) 926-6300                       94-3011736
 (State or other jurisdiction of   (Address, including zip code, and           (I.R.S. Employer
  incorporation or organization)    telephone number, including area        Identification Number)
                                    code, of Registrant's principal
                                           executive offices)

                           --------------------------

                               JEAN-YVES DEXMIER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              4100 BOHANNON DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 926-6300

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

                            DOUGLAS H. COLLOM, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

                           --------------------------

Approximate date of commencement of proposed sale to the public: Sales to the public under this Registration Statement will commence as soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                              PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF             AMOUNT TO BE        OFFERING PRICE          AGGREGATE            AMOUNT OF
     SECURITIES TO BE REGISTERED            REGISTERED            PER SHARE        OFFERING PRICE(1)    REGISTRATION FEE
Common Stock, $0.001 par value........   9,582,947 shares          $8.0630          $77,267,301.66         $21,480.31

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices as reported on the Nasdaq National Market on November 2, 1999.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS (SUBJECT TO COMPLETION)
Dated November 9, 1999

                                9,582,947 SHARES
                              INFORMIX CORPORATION
                                  COMMON STOCK

                               ------------------

    These shares may be offered and sold from time to time by certain stockholders of Informix identified in this prospectus. See "Selling Stockholders." The selling stockholders acquired the shares on October 8, 1999 in connection with Informix's acquisition of Cloudscape, Inc.

    The selling stockholders will receive all of the net proceeds from the sale of the shares. Informix will not receive any proceeds from the sale of the shares.

    Informix's common stock is quoted on the Nasdaq National Market under the symbol "IFMX." On November 8, 1999, the last reported sale price of the common stock was $8.875 per share.

                            ------------------------

    INVESTING IN SHARES OF INFORMIX'S COMMON STOCK MAY CARRY A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 6 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                               November   , 1999

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
WHERE TO FIND ADDITIONAL INFORMATION ABOUT INFORMIX.........      3

INFORMATION INCORPORATED BY REFERENCE.......................      3

SUMMARY BUSINESS DESCRIPTION OF INFORMIX....................      4

FORWARD-LOOKING STATEMENTS..................................      5

RISK FACTORS................................................      6

USE OF PROCEEDS.............................................     21

SELLING STOCKHOLDERS........................................     22

PLAN OF DISTRIBUTION........................................     26

LEGAL MATTERS...............................................     27

EXPERTS.....................................................     27

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of Informix common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

              WHERE TO FIND ADDITIONAL INFORMATION ABOUT INFORMIX

    We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms, including locations of regional offices. Our SEC filings are also available to the public from our Web site at http://www.informix.com or at the SEC's Web site at http:// www.sec.gov. Information on our Web site does not constitute part of this prospectus.

                     INFORMATION INCORPORATED BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supercede this information. We incorporate by reference by the documents listed below, any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the selling stockholders sell all the shares. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference are:

    - Our Annual Report on Form 10-K for the fiscal year ended December 31,
      1998.

    - Our 1998 Annual Report to stockholders.

    - Our Proxy Statement for 1999 annual meeting of stockholders.

    - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

    - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

    - Our Current Report on Form 8-K filed on June 18, 1999 (relating to the settlement of pending private securities and related litigation).

    - Our Current Report on Form 8-K filed on October 15, 1999 (relating to our acquisition of Cloudscape in 1999).

    - Our Current Report on Form 8-K filed on November 9, 1999 (relating to the supplemental financial statements giving retroactive effect to our pooling of interests with Cloudscape).

    - Our Form 8-A, filed on January 21, 1987 (regarding the description of Informix Common Stock) (incorporated by reference and not included herewith).

    - Our Form 8-A, filed on September 19, 1991, as subsequently amended on May 27, 1992, August 11, 1995 and September 3, 1997 (regarding our stockholders' rights plan) (incorporated by reference and not included herewith).

    You may request a copy of these filings and any subsequent filing incorporated be reference into this prospectus, at no cost, by writing or telephoning us at the following address: Legal Department of Informix Corporation, 4100 Bohannon Drive, Menlo Park, California, 94025, and our telephone number at that location is (650) 926-6300.

                    SUMMARY BUSINESS DESCRIPTION OF INFORMIX

    We are a leading supplier of information management software and solutions to governments and enterprises worldwide. We design, develop, manufacture, market and support-

    - Relational database management systems, or RDBMS;

    - Connectivity interfaces and gateways; and

    - Graphical and character-based application development tools for building database applications that allow customers to access, retrieve and manipulate business data.

    We also offer complete solutions, which include our database management software, our own and third party software, and our consulting services, to help customers design and deploy data warehousing, Web-based enterprise repository and electronic commerce applications.

    We believe that technological advances, including the development and commercialization of the Internet, will lead to increasingly sophisticated customer requirements for data storage and management beyond the functionality offered by conventional RDBMS products. In recent years, the types and quantities of data required to be stored and managed has grown increasingly complex and includes audio, video, text and three dimensional graphics in addition to conventional character data. Since 1996, we have devoted substantial resources to the development of object-relational database management systems, or ORDBMS, which provide RDBMS functionality for complex data such as images, video, audio and spatial data, and tools for applications in multimedia and entertainment, digital media publishing and financial services.

    Organizations employ RDBMS and ORDBMS software for use in storing, managing and retrieving the large amounts of data necessary to support four types of systems:

    - Internal management information systems, such as accounting, human resources and manufacturing

    - Mission-critical on-line transaction processing systems that process business information from a large number of locations or users

    - Data warehousing/data mart systems that aggregate data from multiple sources and perform sophisticated analyses to support business decisions

    - Internet applications, including dynamic site publishing, information retrieval and electronic commerce

    In October 1999, we acquired Cloudscape and expanded our capability to deliver a client database with a small footprint, pure Java, fully synchronizable technology. In December 1998, we expanded our ability to deliver data warehousing solutions by acquiring Red Brick Systems. We are integrating Red Brick's data mart technology into our suite of products that form the core of our data warehousing solution.

    RDBMS and increasingly ORDBMS software also is being used to drive Internet applications, from site publishing and information retrieval to electronic commerce.

    We market our products to end-users on a worldwide basis directly through our sales force and indirectly through applications resellers, original equipment manufacturers and distributors. The principal geographic markets for our products are North America, Europe, the Asia/Pacific region and Latin America. In recent years, approximately half of our total revenues have been generated outside North America. Our principal customers include businesses ranging from small corporations to Fortune 1000 companies, principally in the manufacturing, financial services, telecommunications, media, retail/wholesale, hospitality and government services sectors.

    Our corporate headquarters are located at 4100 Bohannon Drive, Menlo Park, California, 94025. Our telephone number at that address is (650) 926-6300.

                           FORWARD-LOOKING STATEMENTS

    This prospectus including the information incorporated by reference herein, contains forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "estimates" and similar expressions are intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important facts that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including statements under the captions "Risk Factors." Our actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth above. In particular, please review the discussions set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended December 31, 1998 and in our quarterly reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999, which reports are incorporated herein by reference and such section of any subsequently filed Exchange Act reports. In connection with forward-looking statements which appear in these disclosures, prospective purchasers of the shares of Informix common stock offered hereby should carefully consider the factors set forth in this prospectus under "Risk Factors."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS ARE CAUTIONED THAT THE STATEMENTS IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE HEREIN THAT ARE NOT DESCRIPTIONS OF HISTORICAL FACTS MAY BE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED BECAUSE OF A NUMBER OF FACTORS, INCLUDING THOSE IDENTIFIED HEREIN UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

NEW PRODUCT INTRODUCTIONS AND PRICING STRATEGIES OF OUR COMPETITORS COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS OR GROW OUR BUSINESS.

    We may not be able to compete successfully against current and/or future competitors and such inability could impair our ability to sell our products. The market for our products is highly competitive, diverse and will be subject to rapid change as the Internet is embraced by businesses around the world. Moreover, we expect that the technology for database products generally, and, in particular, the technology underlying database solutions and products for the Internet and data warehousing products will continue to change rapidly. New products are introduced frequently, and existing products are enhanced continually. Competition may also result in changes in our pricing policies or those of our competitors which could adversely affect our ability to sell our products and could adversely affect our margins. We currently face competition from a number of sources, including several large vendors that develop and market databases, applications, development tools, decision support products, consulting services and/or complete database-driven solutions for the Internet. Our principal competitors include Computer Associates, IBM, Microsoft, NCR/Teradata, Oracle and Sybase. Additionally, as we expand our business in the markets of data warehousing and Web/e-commerce, we expect to compete with a different group of companies, including small, highly focused companies offering single products or services that we include as part of an overall solution. A number of our competitors have significantly greater financial, technical, marketing and other resources than we have. As a result, they may be able to respond more quickly to new or emerging technologies, evolving markets and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than we can.

COMPETITION MAY AFFECT THE PRICING OF OUR PRODUCTS OR SERVICES WHICH COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS AND MAY REDUCE OUR MARGINS.

    Existing and future competition or changes in our product or service pricing structure or product or service offerings could result in an immediate reduction in the prices of our products or services. If significant price reductions in our products or services were to occur and not be offset by increases in sales volume, our operating margins would be adversely affected. Several of our competitors have announced the development of enhanced versions of their principal database products that are intended to improve the performance or expand the capabilities of their existing products. New or enhanced products by existing competitors or new competitors could result in greater price pressure on our products. In addition, the following factors could affect the pricing of RDBMS products and related products:

    - The industry movement to new operating systems, like Windows NT;

    - Access to RDBMS products through low-end desktop computers;

    - Access to database-driven solutions, including ORDBMS products, through the Internet;

    - The bundling of software products for promotional purposes or as a long-term pricing strategy by certain of our competitors; and

    - Our own practice of bundling our software products for enterprise licenses or for promotional purposes with our partners.

    In particular, the pricing strategies of competitors in the industry have historically been characterized by aggressive price discounting to encourage volume purchasing by customers. We may not be able to compete effectively against competitors who continue to aggressively discount the prices of their products.

IF WE DO NOT RESPOND ADEQUATELY TO OUR INDUSTRY'S EVOLVING TECHNOLOGY STANDARDS OR DO NOT CONTINUE TO MEET THE SOPHISTICATED NEEDS OF OUR CUSTOMERS, SALES OF OUR PRODUCTS MAY DECLINE.

    Our future success will depend on our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database and networking platforms. If we do not enhance our products to meet these evolving needs, this could adversely affect our ability to remain competitive and sell our products. We will have to develop and introduce enhancements to our existing products and solutions on a timely basis to keep pace with technological developments, evolving industry standards and changing customer requirements. We expect that we will have to respond quickly to:

    - Rapid technological change;

    - Emerging new markets;

    - Changing customer needs;

    - Frequent new product introductions; and

    - Evolving industry standards that may render existing products and services obsolete.

    As a result, our position in existing, emerging or potential markets could be eroded rapidly by product advances. The life cycles of our products are difficult to estimate. Our growth and future financial performance will depend on our ability to:

    - Continue to enhance our existing products and solutions;

    - Develop and introduce new products and solutions that keep pace with technological advances on a timely and cost-effective basis;

    - Meet changing customer requirements; and

    - Match or exceed the product deliveries of our competitors.

    Our product development efforts will continue to require substantial investments. We may not have sufficient resources to make the necessary investments or to be able to attract and retain qualified software development engineers. In addition, it is unlikely that we will be able to internally develop new products or solutions quickly enough to respond to market forces. As a result, we will have to acquire technology or access to products or solutions through mergers and acquisitions, investments and partnering arrangements. We may not have sufficient cash, access to funding, or available equity to engage in such transactions. Moreover, we may not be able to forge partnering arrangements or strategic alliances on satisfactory terms, or at all, with companies of our choice.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE CLOUDSCAPE'S BUSINESS WITH OURS AND WE MAY NOT BE ABLE TO REALIZE THE POTENTIAL FINANCIAL AND STRATEGIC BENEFITS OF THE ACQUISITION.

    We recently completed our acquisition of Cloudscape. We believe that the acquisition will further our strategy to provide customers with a complete database management software solution. Achieving the anticipated benefits of the acquisition will depend in part upon whether the integration of Cloudscape's business with ours is achieved in an efficient and effective manner, and this may not occur. Failure to effectively accomplish the integration of the two companies' operations could adversely affect our ability to enhance our product offerings, may divert key employees' attention from achieving other business objectives and may adversely affect our other operations. This integration may not be accomplished on a timely basis, or at all. The difficulties of such integration may be increased by the necessity of consolidating separated organizations in order to achieve economies of scale. The integration of certain operations will require the dedication of management resources which may distract attention from the day-to-day business of the combined company. In addition, we may not be able to effectively market and distribute the current Cloudscape products or develop the Cloudscape technology so as to produce new or enhanced products that will be accepted by the marketplace. In addition, even if we can effectively develop and sell Cloudscape products, these product offerings may not compete effectively with competitors' product offerings. Further, any such sales may not result in increased revenue for us or establish or enhance our current ability to offer distributed database management products for use on the Internet. The failure to generate revenue from sales of Cloudscape products or to derive a strategic advantage in the delivery of database management products for use on the Internet could have an adverse impact on our ability to increase product sales and grow our business. We could also lose certain key Cloudscape employees. The loss of a substantial portion of Cloudscape's developers or system engineers could have an adverse effect on our business. The decision of one or more of such key employees to join a competitor or otherwise compete directly or indirectly with the combined company could have an adverse effect on the our ability to develop, market and sell new product offerings incorporating the Cloudscape technology.

WE MAY EXPERIENCE DIFFICULTY IN REALIZING THE POTENTIAL FINANCIAL OR STRATEGIC BENEFITS OF FUTURE BUSINESS ACQUISITIONS WHICH COULD HURT OUR ABILITY TO GROW OUR BUSINESS AND SELL OUR PRODUCTS.

    In the future we may acquire or invest in other businesses that offer products, services and technologies that we believe would help us expand or enhance our products and services or help us expand our distribution channels. If we were to make such an acquisition or investment, the risks described below could impair our ability to grow our business and develop new products and ultimately could impair or ability to sell our products. Any future acquisition or investment would present risks commonly encountered in acquisitions of or investments in other businesses. The following are examples of such risks, one or more of which may apply to any such acquisition or investment:

    - Difficulty in combining the technology, operations or work force of the acquired business;

    - Disruption of our on-going businesses;

    - Difficulty in realizing the potential financial or strategic benefits of the transaction;

    - Difficulty in maintaining uniform standards, controls, procedures and policies; and

    - Possible impairment of relationships with employees and customers as a result of any integration of new businesses and management personnel.

    The consideration for any future acquisition could be paid in cash, shares of our common stock, or a combination of cash and our common stock. If the consideration is paid in our common stock, this would further dilute existing stockholders. Any amortization of goodwill or other assets resulting from any acquisition could materially adversely affect our operating results and financial condition.

UNANTICIPATED FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS DUE TO SUCH FACTORS AS A CHANGE IN THE DEMAND FOR OUR PRODUCTS, OR ORDBMS PRODUCTS GENERALLY, COULD ADVERSELY AFFECT OUR STOCK PRICE.

    We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful, and potential investors should not rely on them as an indication of our future performance. Our quarterly operating results have varied greatly in the past and may vary greatly in the future depending upon a number of factors described below and elsewhere in this "Risk Factors" section, including many that are beyond our control. These factors include:

    - Changes in demand for our products and services, including changes in industry growth rates;

    - The size, timing and contractual terms of large orders for our software products;

    - The budgeting cycles of our customers and potential customers;

    - Any downturn in our customers' businesses, in the domestic economy or in international economies where our customers do substantial business;

    - Changes in our pricing policies resulting from competitive pressures, such as aggressive price discounting by our competitors or other factors;

    - Our ability to develop and introduce on a timely basis new or enhanced versions of our products and solutions;

    - Changes in the mix of revenues attributable to domestic and international sales; and

    - Seasonal buying patterns which tend to peak in the fourth quarter.

POTENTIAL CHANGES IN THE MIX OF OUR LICENSE AND SERVICE REVENUE COULD ADVERSELY AFFECT OUR PROFIT MARGINS.

    A significant change in the mix of software products and services we sell, including the mix between higher margin software and maintenance products and lower margin consulting and training, could materially adversely affect our operating results for future quarters. Historically, a majority of our revenue has been attributable to the licensing of our software products. Over the past few years, however, the percentage of our revenue derived from services has increased. For the nine months ended September 30, 1999, we derived revenue evenly from licensing of software products and sales of services.

ANY CANCELLATIONS OR DELAYS IN PLANNED CUSTOMER PURCHASES OF OUR PRODUCTS OR SERVICES COULD MATERIALLY ADVERSELY AFFECT OUR NET INCOME AND COULD SUBSTANTIALLY REDUCE QUARTERLY REVENUES.

    Because we do not know when, or if, our potential customers will place orders and finalize contracts, we cannot accurately predict our revenue and operating results for future quarters. If there is a downturn in potential customers' businesses, the domestic economy in general, or in international economies where we derive substantial revenue, potential customers may defer or cancel planned purchases of our products. Because our operating expenses are based on anticipated revenue levels and because a high percentage of our expenses are relatively fixed, delays in the recognition of revenues from even a limited number of product license transactions could cause significant variations in operating results from quarter to quarter, which could cause our net income to fall significantly short of anticipated levels.

IF A LARGE NUMBER OF THE ORDERS THAT ARE TYPICALLY BOOKED AT THE END OF A QUARTER ARE NOT BOOKED, OUR NET INCOME FOR THAT QUARTER COULD BE SUBSTANTIALLY REDUCED.

    Our software license revenue in any quarter depends on orders booked and shipped in the last month, weeks or days of that quarter. At the end of each quarter, we typically have either minimal or no backlog of orders for the subsequent quarter. If a large number of orders or several large orders do not occur or are deferred, our revenue in that quarter could be substantially reduced.

SEASONAL TRENDS IN SALES OF OUR SOFTWARE PRODUCTS COULD ADVERSELY AFFECT OUR QUARTERLY OPERATING RESULTS.

    Our sales of software products have been affected by seasonal purchasing trends that materially affect our quarter-to-quarter operating results. We expect these seasonal trends to continue in the future. Revenue and operating results in our quarter ending December 31 are typically higher relative to our other quarters, because many customers make purchase decisions based on their calendar year-end budgeting requirements and because we measure our sales incentive plans for sales personnel on a calendar year basis. As a result, we have historically experienced a substantial decline in revenue in the first quarter of each fiscal year relative to the preceding quarter.

THE LENGTHY SALES CYCLE FOR OUR PRODUCTS MAKES OUR REVENUES SUSCEPTIBLE TO FLUCTUATIONS.

    Any delay in the sales cycle of a large transaction or a number of smaller transactions could result in significant fluctuations in our quarterly operating results. Our sales cycle typically takes many months to complete and varies depending on the product, service or solution that we are selling. The length of the sales cycle may vary depending on a number of factors over which we may have little or no control, including the size of a potential transaction and the level of competition that we encounter in our selling activities. Our sales cycle can be further extended for sales made through third party distributors.

OUR FUTURE REVENUE AND OUR ABILITY TO MAKE INVESTMENTS IN DEVELOPING OUR PRODUCTS IS SUBSTANTIALLY DEPENDENT UPON OUR INSTALLED CUSTOMER BASE CONTINUING TO LICENSE OUR PRODUCTS AND RENEW THEIR SERVICE AGREEMENTS WITH US.

    We depend on our installed customer base for future revenue from services and licenses of additional products. If our customers fail to renew their maintenance agreements, this could materially adversely affect our business and future quarterly and annual operating results. The maintenance agreements are generally renewable annually at the option of the customers and there are no minimum payment obligations or obligations to license additional software. Therefore, our current customers may not necessarily generate significant maintenance revenue in future periods. In addition, our customers may not necessarily purchase additional products or services. Our services revenue and maintenance revenue are also dependent upon the continued use of these services by our installed customer base. Any downturn in our software license revenue could adversely affect the growth of our services revenue in future quarters. Moreover, our ability to continue to invest in product development and to acquire technology from or make investments in other companies is dependent on both license and service revenues. If either license revenue or revenue from services declines, we may not have sufficient cash to finance investments or enter into such arrangements.

SLOWER GROWTH IN THE RDBMS MARKET WOULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS.

    If RDBMS industry growth rates decline for any reason, the markets for our products will be adversely affected, which would have a negative impact on our business, results of operations, financial condition and cash flows. Prior to fiscal 1997, the RDBMS industry grew significantly, due in part to the continuing development of new technologies and products responsive to customer requirements. In fiscal 1997 and 1998, however, growth rates throughout the industry slowed. We are unable to predict the future growth rate of the RDBMS market.

IF THE ORDBMS MARKET DOES NOT EVOLVE AS WE ANTICIPATE, OUR ABILITY TO GROW OUR BUSINESS WILL BE ADVERSELY AFFECTED.

    Delays in market acceptance of our ORDBMS products could adversely affect our results of operations and financial condition. In recent years, the types and quantities of data required to be stored and managed has grown increasingly complex and includes, in addition to conventional character data, audio, video, text and three-dimensional graphics in a high-performance scalable environment. Since 1996, we have invested substantial resources in developing our ORDBMS product line. The market for ORDBMS products is new and evolving, and its growth depends upon a growing need to store and manage complex data and upon broader market acceptance of our products as a solution for this need. Organizations may not choose to make the transition from conventional RDBMS products to ORDBMS products.

IF THE INTERNET DOES NOT CONTINUE TO DEVELOP AS WE ANTICIPATE, OR IF OUR PRODUCT OFFERINGS ARE NOT ACCEPTED IN THIS MARKET, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

    The Internet is a rapidly evolving market. We are unable to predict whether and to what extent Internet computing and electronic commerce will be embraced by consumers and traditional businesses. Our successful introduction of database-driven products and solutions for the Internet market will depend in large measure on:

    - The commitment by hardware and software vendors to manufacture, promote and distribute Internet access appliances;

    - The lower cost of ownership of Internet computing relative to client/server architecture; and

    - The ease of use and administration relative to client/server architecture.

    In addition, if a sufficient number of vendors do not undertake a commitment to the market, the market may not accept Internet computing or Internet computing may not generate significant revenues for our business. In addition, standards for network protocols, as well as other industry-adopted and de facto standards for the Internet, are evolving rapidly. There can be no assurance that standards we have chosen will position our products to compete effectively for business opportunities as they arise on the Internet.

    The widespread acceptance and adoption of the Internet by traditional businesses for conducting business and exchanging information is likely only if the Internet provides these businesses with greater efficiencies and improvements. The failure of the Internet to continue to develop as a commercial or business medium could materially adversely affect our business.

    Even if the Internet and electronic commerce are widely accepted and adopted by consumers and businesses, our database products and database-driven solutions for the Internet may not succeed. We recently announced our intention to focus a substantial part of our product development and sales efforts on developing and selling technology and services for the Internet market. This market is new to our product development, marketing and sales organizations. We may not be able to market and sell products and solutions in this market. In addition, our database products and database-driven solutions for the Internet may not compete effectively with our competitors' products and solutions. Further, we may not generate significant revenue and/or margin in this market. Any of these events could materially, adversely affect our business, operating results and financial condition.

IF THE DATA WAREHOUSE MARKET DOES NOT CONTINUE TO GROW, OR IF OUR PRODUCT OFFERINGS IN THIS MARKET ARE NOT ACCEPTED, OUR ABILITY TO SELL OUR PRODUCTS AND GROW OUR BUSINESS COULD BE ADVERSELY AFFECTED.

    The data warehouse market may not continue to grow, or may not grow rapidly, and our customers may not expand their use of data warehouses. In addition, we may not be able to market and sell

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our products and solutions in this market or otherwise compete effectively and generate significant revenue. Although demand for data warehouse software has grown in recent years, the market is still emerging. Our future financial performance in this area will depend to a large extent on:

    - Continued growth in the number of organizations adopting data warehouses;

    - Our success in developing partnering arrangements with developers of software tools and applications for the data warehouse market; and

    - Existing customers expanding their use of data warehouses.

RECENT ORGANIZATIONAL CHANGES COULD DISRUPT OUR BUSINESS OPERATIONS AND COULD ADVERSELY AFFECT THE SALES OF OUR PRODUCTS.

    On October 1, 1999, we reorganized our operating business divisions into four new business groups: the TransAct Business Group, which is responsible for delivering on-line transaction processing products; the i.Foundation Business Group, which is responsible for delivering products that provide the technological foundation for Internet-based electronic commerce solutions; the i.Informix Business Group, which is responsible for delivering Internet-based solutions for electronic commerce; and the i.Intelligence Business Group, which is responsible for delivering Internet-based data warehouse products and solutions. We may not achieve the anticipated benefits of this reorganization. In addition, the reorganization could disrupt our current business operations, including our product development and sales efforts. Further, any such disruption or other operational difficulty encountered while implementing the reorganization could distract our management team and cause uncertainty and confusion among our customers.

THE DEPARTURE OF OUR SENIOR EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL WOULD HURT OUR ABILITY TO GROW OUR BUSINESS.

    The loss of the services of one or more of our current senior executive officers or key employees could harm our business and could affect our ability to successfully implement our business objectives. Our future success will depend to a significant extent on the continued service of our current senior executives and certain other key employees, including certain sales, consulting, technical and marketing personnel. If we were to lose the services of one or more of our current senior executives or key employees this could adversely affect our ability to grow our business and achieve our business objectives, particularly if one or more of those executives or key employees decided to join a competitor or otherwise compete directly or indirectly with us. Of our senior executive officers and key employees, only Mr. Finocchio, Chairman of the Board, and our former President and Chief Executive Officer, is bound by an employment agreement, the terms of which are nonetheless at-will. In addition, we do not maintain key man life insurance on our employees and have no plans to do so.

    We recently announced changes to our senior management with the appointment of Jean-Yves F. Dexmier as a member of our Board and to the position of President and Chief Executive Officer, effective July 16, 1999. Also effective July 16, 1999, Mr. Finocchio resigned his position as President and Chief Executive Officer, but he will continue to be actively involved in our management in his capacity as the Chairman of the Board. Although we anticipate a smooth transition, the change could disrupt our business, management team and operating results. In the summer of 1999, four of our senior executive officers resigned. We cannot predict whether other senior executive officers will also resign.

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
OUR EXECUTIVE TEAM MAY NOT BE ABLE TO SUCCESSFULLY WORK TOGETHER TO MEET OUR BUSINESS OBJECTIVES.

    Since the beginning of 1998 we have expanded our ability to deliver products and solutions for the Internet, including e-commerce solutions, and business intelligence solutions driven by our data warehouse technology. Our management team has not worked together for a significant length of time and may not be able to successfully implement this strategy. If the management team is unable to accomplish our business objectives, it could materially adversely affect our ability to grow our business. As noted above, Mr. Dexmier was appointed as our President and Chief Executive Officer in July 1999, and Howard A. Bain III joined us as our Executive Vice President, Finance and Chief Financial Officer in January 1999. In addition, two new executive officers, our Vice President and Treasurer and our Vice President, i.Intelligence Business Group, joined us in July 1999 and our Vice President, Human Resources, joined us in October 1999. Almost all of the rest of our executive officers have joined the company since the beginning of fiscal 1998. Since joining us, the new management team, except for our most recent additions, has devoted substantial efforts to restructuring our sales, marketing and finance organizations after the announcement of the restatement of our financial results for fiscal 1994, 1995 and 1996 and the first quarter of fiscal 1997 as a result of errors and irregularities identified with our revenue recognition practices during these periods.

WE MAY BE UNABLE TO RECRUIT AND RETAIN THE PERSONNEL WE NEED TO ACHIEVE OUR BUSINESS OBJECTIVES.

    We may be unable to attract, train and retain qualified personnel, and the failure to do so, particularly in key functional areas such as product development and sales, could materially adversely affect our ability to achieve our business objectives, including our ability to sell our products. Our future success will likely depend in large part on our ability to attract and retain additional experienced sales, technical, marketing and management personnel. Competition for such personnel in the computer software industry is intense, and in the past we have experienced difficulty in recruiting qualified personnel, especially developers and sales personnel. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining such personnel. In addition, new employees generally require substantial training in the use of our products. This training will require substantial resources and management attention.

PENDING SETTLEMENT OF SECURITIES CLASS ACTION LITIGATION COULD FURTHER DILUTE EXISTING STOCKHOLDERS.

    We recently entered into a settlement agreement with respect to several federal and state securities lawsuits. As a result of the settlement agreement we will have to issue at least 9,000,000 shares of our common stock which would further dilute the stockholdings of our existing stockholders. Since April 16, 1997, various holders of our common stock have filed over 20 separate lawsuits against us, Ernst & Young (who served as our independent auditors), and certain of our current and former officers and directors. We entered into a settlement agreement to settle the pending private securities litigation with the exception of several small lawsuits. Pursuant to the proposed settlement, (which has received final approval with respect to the federal class action and is expected to receive final approval with respect to the state class action in November 1999), we will issue at least 9,000,000 shares of our common stock to the plaintiffs and their lawyers. When issued, these shares will dilute the stockholdings of our current stockholders. In addition, pursuant to the proposed settlement, the total value of the shares of our common stock to be issued must total at least $91,000,000. Depending on our stock price, we may have to issue more than the 9,000,000 shares described above.

THE PENDING SEC INVESTIGATION COULD HARM OUR BUSINESS.

    In July 1997, the SEC issued a formal order of investigation of us and certain unidentified individuals associated within our company. Any action by the SEC against us as a result of the investigation could materially adversely affect our business. The investigation relates to non-specified accounting matters, financial reports, other public disclosures and trading activity in Informix common stock.

THE SUCCESS OF OUR INTERNATIONAL OPERATIONS IS DEPENDENT UPON MANY FACTORS WHICH COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS INTERNATIONALLY AND COULD AFFECT OUR PROFITABILITY.

    International sales represented approximately 50% of our total revenue during the nine months ended September 30, 1999. Our international operations are, and any expanded international operations will be, subject to a variety of risks associated with conducting business internationally that could adversely affect our ability to sell our products internationally which would affect our profitability, including the following:

    - Difficulties in staffing and managing international operations;

    - Problems in collecting accounts receivable;

    - Longer payment cycles;

    - Fluctuations in currency exchange rates;

    - Seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;

    - Uncertainties relative to regional, political and economic circumstances;

    - Recessionary environments in foreign economies; and

    - Increases in tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries.

    In particular, instability in the Asian-Pacific and Latin American economies and financial markets, which combined accounted for approximately 20% of our total net revenues during the nine months ended September 30, 1999 could adversely affect our ability to sell our products internationally.

FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES COULD RESULT IN CURRENCY TRANSACTION LOSSES.

    Despite our efforts to manage foreign exchange risk, our hedging activities may not adequately protect us against the risks associated with foreign currency fluctuations. As a consequence, we may incur losses in connection with fluctuations in foreign currency exchange rates. Most of our international revenue and expenses are denominated in local currencies. Due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations on our future operating results. Although we take into account changes in exchange rates over time in our pricing strategy, we do so only on an annual basis, resulting in substantial pricing exposure as a result of foreign exchange volatility during the period between annual pricing reviews. In addition, as noted previously, the sales cycles for our products are relatively long. Foreign currency fluctuations could, therefore, result in substantial changes in the financial impact of a specific transaction between the time of initial customer contact and revenue recognition.

    In addition to the hedging program described above, we have implemented a foreign exchange hedging program consisting principally of the purchase of forward foreign exchange contracts, which program is intended to hedge the value of intercompany accounts receivable or intercompany accounts payable denominated in foreign currencies against fluctuations in exchange rates until such receivables are collected or payables are disbursed. This program involves the use of forward contracts in the primary European and Asian currencies. Uncertainties related to the Euro conversion could adversely affect our hedging activities.

FAILURE TO CONTINUE TO STRENGTHEN OUR INTERNAL ACCOUNTING CONTROLS COULD ADVERSELY AFFECT OUR ABILITY TO ACCURATELY FORECAST AND REPORT OUR FINANCIAL RESULTS WHICH COULD RESULT IN REDUCED CUSTOMER CONFIDENCE AND ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS.

    Although we have made significant progress in our efforts to strengthen our accounting controls and processes, we may not be able to hire and retain enough finance personnel to continue to do so. If we are unable to continue to strengthen our accounting controls and processes, that inability could adversely affect our ability to accurately forecast and report our financial results. Any customer uncertainty about our internal accounting controls could have an adverse effect on our ability to sell our products. In connection with their audit of our consolidated financial statements for the year ended December 31, 1998, KPMG LLP, our current independent auditors, notified us that they had identified certain conditions which, collectively, represented a continuing material weakness in our internal accounting controls during the year ended December 31, 1998. The identified conditions were significant turnover and a lack of adequate resources in the accounting and finance departments, a failure to have timely and complete account analyses and reconciliations at the end of each financial reporting period, the absence of a formal budgeting process, and a lack of up-to-date formal written accounting policies and procedures. We have taken, and continue to take, actions to strengthen our internal accounting controls. We have added a significant number of experienced accounting and finance personnel; we have improved our account reconciliation and review processes; we have created a 1999 revenue and operating expense budget by quarter that was approved by our Board of Directors; and our internal audit department engaged in a comprehensive review of our accounting policies and procedures, as well as our compliance with our existing accounting policies and procedures. We have made significant progress toward addressing each of the identified conditions. Our independent auditors have informed us that the existence of the identified conditions did not affect their report on our consolidated financial statements for the year ended December 31, 1998. In addition, it is our conclusion that the existence of the identified conditions for the year ended December 31, 1998, had no effect on our reported financial results for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999. Moreover, based on the existing personnel, policies and procedures, monthly financial statement review, account reconciliations and general business processes, including forecasting, it is our conclusion that during the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, we maintained, and we continue to maintain, effective internal control over financial reporting.

    Moreover, in our annual report on Form 10-K for the year ended December 31, 1997, we stated that Ernst & Young LLP, our former independent auditors, had issued a letter identifying certain material weaknesses in our internal accounting controls for the year ended December 31, 1997. During fiscal year 1998, we devoted substantial effort and expense to addressing those material weaknesses.

THE RIGHTS OF OUR SERIES B PREFERRED STOCKHOLDERS MAY ADVERSELY AFFECT THE RIGHTS OF OUR COMMON STOCKHOLDERS.

    Holders of the series B preferred shares have certain rights that may adversely affect holders of our common stock. At September 30, 1999, 19,000 shares of our series B preferred stock remained outstanding.

    RIGHTS TO CONSENT TO CORPORATE TRANSACTIONS. Our agreements with the purchasers of our series B preferred stock contain covenants that could impair our ability to engage in various corporate transactions in the future, including financing transactions and certain transactions involving a change-in-control or acquisition of our assets or equity, or that could otherwise be disadvantageous to us and the holders of our common stock. In particular, an acquisition of our assets or equity may not be affected without the consent of the holders of the outstanding series B preferred stock or without requiring the acquiring entity to assume the series B preferred stock or cause the series B preferred stock to be redeemed. These provisions are likely to make an acquisition more difficult and expensive and could discourage potential acquirors. We made certain covenants in connection with the issuance of the series B preferred stock which could limit our ability to obtain additional financing by, for example, providing the holders of the series B preferred stock certain rights of first offer and prohibiting us from issuing additional preferred stock without the consent of the series B preferred stockholders.

    CONVERSION RIGHTS. The shares of series B preferred stock are convertible into shares of our common stock based on the trading prices of the our common stock during future periods. We are also obligated to issue upon conversion of the series B preferred stock additional warrants to acquire shares of our common stock equal to 20% of the total number of shares of our common stock into which the series B preferred stock converts. The exercise of these warrants will have further dilutive effect to the holders of our common stock. Any conversion of series B preferred stock into our common stock will dilute the existing common stockholders. At September 30, 1999, 19,000 shares of series B preferred stock remained outstanding and assuming a $4.00 per share conversion price, were convertible into 4,750,000 shares of our common stock and, assuming such conversion, warrants to purchase an aggregate of 950,000 additional shares of our common stock would become issuable upon such conversion. If the conversion price of the series B preferred stock is determined during a period when the trading price of our common stock is low, the resulting number of shares of our common stock issuable upon conversion of the series B preferred stock could result in greater dilution to the holders of our common stock. As of September 30, 1999, series B preferred stockholders had converted an aggregate of 31,000 shares of series B preferred stock into 7,098,040 shares of our common stock and warrants to purchase an aggregate of 1,619,595 shares of our common stock.

    PENALTY PROVISION. The terms of the series B preferred financing agreements also include certain penalty provisions that are triggered if we fail to satisfy certain obligations. For instance, we must keep a registration statement in effect for the resale of shares of our common stock issued or issuable upon conversion of the series B preferred shares and upon exercise of the warrants.

IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, COMPETITORS MAY BE ABLE TO USE OUR TECHNOLOGY OR TRADEMARKS AND THIS WOULD WEAKEN OUR COMPETITIVE POSITION, REDUCE OUR REVENUE AND INCREASE COSTS.

    Our success will continue to be heavily dependent upon proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. These means of protecting our proprietary rights may not be adequate, and our inability to protect our intellectual property rights may adversely affect our business and/or financial condition. We currently hold eight United States patents and several pending applications. There can be no assurance that any other patents covering our inventions will issue or that any patent, if issued, will provide sufficiently broad protection or will prove enforceable in actions against alleged infringers. Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property.

    Our products are generally licensed to end-users on a "right-to-use" basis under a license that restricts the use of the products for the customer's internal business purposes. We also rely on "shrink-wrap" and "click-wrap" licenses, which include a notice informing the end-user that by opening the product packaging, or in the case of a click-wrap license by clicking on an acceptance icon and downloading the product, the end-user agrees to be bound by our license agreement. Despite such precautions, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. In addition, we have licensed the source code of our products to certain customers under certain circumstances and for restricted uses. We have also entered into source code escrow agreements with a number of our customers that generally require release of source code to the customer in the event we enter bankruptcy or liquidation proceedings or otherwise cease to conduct business.

    We may also be unable to protect our technology because:

    - Our competitors may independently develop similar or superior technology;

    - Policing unauthorized use of our software is difficult;

    - The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States;

    - "Shrink-wrap" and/or "click-wrap" licenses may be wholly or partially unenforceable under the laws of certain jurisdictions; and

    - Litigation to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others could result in substantial costs and diversion of resources.

THIRD PARTIES IN THE FUTURE FOR COMPETITIVE OR OTHER REASONS COULD ASSERT THAT OUR PRODUCTS INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS. SUCH CLAIMS COULD HARM OUR REPUTATION AND ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS.

    Third parties may claim that our current or future products infringe their proprietary rights. These claims, with or without merit, could harm our business by increasing our costs and by adversely affecting our ability to sell our products. Any claim of this type could affect our relationships with existing customers and prevent future customers from licensing our products. Any such claim, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or license agreements may not be available on acceptable terms or at all. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the software industry segment grows and the functionality of products in different industry segments overlaps.

ERRORS IN OUR PRODUCTS OR THE FAILURE OF OUR PRODUCTS TO CONFORM TO CUSTOMER SPECIFICATIONS OR EXPECTATIONS COULD RESULT IN OUR CUSTOMERS DEMANDING REFUNDS FROM US OR ASSERTING CLAIMS FOR DAMAGES OR IN DECREASED SALES OF OUR PRODUCTS.

    Because our software products are complex, they often contain errors or "bugs" that can be detected at any point in a product's life cycle. While we continually test our products for errors and work with customers through our customer support services to identify and correct bugs in our software, we expect that errors in our products will continue to be found in the future. Although many of these errors may prove to be immaterial, certain of these errors could be significant. Detection of any significant errors may result in, among other things, loss of, or delay in, market acceptance and sales of our products, diversion of development resources, injury to our reputation, or increased service and warranty costs.

THE FAILURE OF OUR PRODUCTS TO CONFORM TO CUSTOMER SPECIFICATIONS OR EXPECTATIONS COULD RESULT IN DECREASED SALES OF OUR PRODUCTS.

    A key determinative factor in our future success will continue to be the ability of our products to operate and perform well with existing and future leading, industry-standard application software products intended to be used in connection with RDBMS or ORDBMS products. Failure to meet in a timely manner existing or future interoperability and performance requirements of certain independent vendors could adversely affect the market for our products. Commercial acceptance of our products and services could also be adversely affected by critical or negative statements or reports by brokerage firms, industry and financial analysts and industry periodicals about us, our products, or business or by the advertising or marketing efforts of competitors, or other factors that could adversely affect consumer perception.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN SIGNIFICANT COSTS TO US.

    We may be subject to claims for damages related to product errors in the future. A material product liability claim could materially adversely affect our business because of the costs of defending against these types of lawsuits, diversion of key employees' time and attention from the business and potential damage to our reputation. Although we have not experienced any product liability claims to date, the sale and support of our products entail the risk of such claims. While we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. Our license agreements with our customers typically contain provisions designed to limit exposure to potential product liability claims. Such limitation of liability provisions may not be effective under the laws of certain jurisdictions to the extent local laws treat certain warranty exclusions as unenforceable. In addition, issues relating to year 2000 compliance have increased awareness of the potential adverse effects of software defects and malfunctions.

POTENTIAL YEAR 2000 PROBLEMS MAY OCCUR IN OUR THIRD PARTY EQUIPMENT OR SOFTWARE, WHICH COULD RESULT IN SIGNIFICANT COSTS.

    We may incur large costs and the disruption of our business if any key systems fail as a result of year 2000 problems. We use third party equipment and software that may not be year 2000 compliant. If this third party equipment or software does not operate properly with regard to the year 2000, we may incur unexpected expenses to remedy any problems. These costs could materially adversely affect our business. In addition, if our key systems, or a significant number of our systems, were to fail as a result of year 2000 problems we could incur substantial costs and disruption of our business. To the extent we rely on the products of other vendors to resolve year 2000 issues, we may experience delays in implementing the products. The failure to correct a significant year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations which could harm our business. In addition, we may not have enough available personnel to implement and complete in a timely manner our efforts to ensure that our systems and products are year 2000 compliant.

IF CUSTOMERS DELAY PURCHASES OF OUR PRODUCTS TO AVOID YEAR 2000 PROBLEMS, OUR REVENUE WILL BE LOWER.

    Prior to the end of 1999 and continuing into 2000, existing or potential customers may choose to defer new software product purchases as a result of year 2000 concerns resulting in lower revenues for us during these periods. Many companies are spending significant resources to correct their current software systems for year 2000 compliance. Customers with limited IT budgets who face material year 2000 issues may increasingly spend their limited resources remediating these year 2000 problems instead of investing in more general IT management products such as our products.

YEAR 2000 PROBLEMS WITH OUR PRODUCTS COULD RESULT IN THIRD PARTY CLAIMS WHICH COULD RESULT IN SIGNIFICANT COSTS TO US, COULD INJURE OUR REPUTATION AND COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS.

    If any of our licensees experience year 2000 problems as a result of their use of our software products, those licensees could assert claims for damages which, if successful, could result in significant costs to us. Such problems could also damage our reputation and adversely affect our ability to sell our products. In the ordinary course of our business, we test and evaluate our software products. We believe that our software products are generally year 2000 compliant, meaning that the use or occurrence of dates on or after January 1, 2000 will not adversely affect the performance of our products with respect to four-digit year dates or the ability of our products to correctly create, store, process and output information related to such date data, including leap year calculations. However, it is possible that certain of our software products do not contain all necessary software routines and codes necessary for the accurate calculation, display, storage and manipulation of such date data. In addition, in certain cases, we have warranted that the use or occurrence of dates on or after January 1, 2000 will not adversely affect the performance of our products with respect to four digit date dependent data or the ability to create, store, process and output information related to such data.

POSSIBLE EURO CONVERSION PROBLEMS WITH OUR PRODUCTS COULD RESULT IN THIRD PARTY CLAIMS WHICH COULD RESULT IN SIGNIFICANT COSTS TO US.

    If any of our licensees experience problems with Euro conversion issues as a result of their use of our software products, those licensees could assert claims for damages which, if successful, could result in significant costs to us. We have reviewed the effect of the conversion to the Euro on the prices of our products in the affected countries. As a result, we have made some adjustments to our prices to attempt to eliminate differentials that were identified. We have not completed our review of the impact of conversion to the Euro on our business, but it is possible that costs associated with ensuring that our products and internal operating systems are able to effectively work with the Euro conversion, or price adjustments resulting from the Euro conversion, could be material to our business.

PROVISIONS IN OUR CHARTER DOCUMENTS WITH RESPECT TO UNDESIGNATED PREFERRED STOCK MAY DISCOURAGE POTENTIAL ACQUISITION BIDS FOR INFORMIX.

    Our board is authorized to issue up to 5,000,000 shares of undesignated preferred stock in one or more series. Of the 5,000,000 shares of preferred stock, 440,000 shares have been designated series A preferred, none of which is outstanding; 440,000 shares have been designated series A-1 preferred, none of which is outstanding; 50,000 shares have been designated series B preferred, of which 19,000 shares remained outstanding as of September 30, 1999. Subject to the prior consent of the holders of the series B preferred stock, our board can fix the price, rights, preferences, privileges and restrictions of such preferred stock without any further vote or action by our stockholders. However, the issuance of shares of preferred stock may delay or prevent a change in control transaction without further action by our stockholders. As a result, the market price of our common stock and the voting and other rights of the holders of our common stock may be adversely affected. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

OTHER PROVISIONS IN OUR CHARTER DOCUMENTS WITH RESPECT TO UNDESIGNATED PREFERRED STOCK MAY DISCOURAGE POTENTIAL ACQUISITION BIDS FOR INFORMIX AND PREVENT CHANGES IN OUR MANAGEMENT WHICH OUR STOCKHOLDERS MAY FAVOR.

    Other provisions in our charter documents could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our stockholders may favor. The provisions include:

    - Elimination of the right of stockholders to act without holding a meeting;

    - Certain procedures for nominating directors and submitting proposals for consideration at stockholder meetings; and

    - A board of directors divided into three classes, with each class standing for election once every three years.

    These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions involving an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for shares of our common stock and, consequently, may also inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management. In addition, we have adopted a rights agreement, commonly referred to as a "poison pill," that grants holders of our common stock preferential rights in the event of an unsolicited takeover attempt. These rights are denied to any stockholder involved in the takeover attempt and this has the effect of requiring cooperation with our board of directors. This may also prevent an increase in the market price of our common stock resulting from actual or rumored takeover attempts. The rights agreement could also discourage potential acquirors from making unsolicited acquisition bids.

DELAWARE LAW MAY INHIBIT POTENTIAL ACQUISITION BIDS WHICH MAY ADVERSELY AFFECT THE MARKET PRICE FOR OUR COMMON STOCK AND PREVENT CHANGES IN OUR MANAGEMENT THAT OUR STOCKHOLDERS MAY FAVOR.

    We are incorporated in Delaware and are subject to the antitakeover provisions of the Delaware General Corporation Law, which regulates corporate acquisitions. Delaware law prevents certain Delaware corporations, including those corporations, such as Informix, whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that the stockholder became an interested stockholder. For purposes of Delaware law, a "business combination" would include, among other things, a merger or consolidation involving us and an interested stockholder and the sale of more than 10% of our assets. In general, Delaware law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Under Delaware law, a Delaware corporation may "opt out" of the antitakeover provisions. We do not intend to "opt out" of these antitakeover provisions of Delaware Law.

OUR COMMON STOCK LIKELY WILL BE SUBJECT TO SUBSTANTIAL PRICE AND VOLUME FLUCTUATIONS WHICH MAY PREVENT STOCKHOLDERS FROM RESELLING THEIR SHARES AT OR ABOVE THE PRICE AT WHICH THEY PURCHASED THEIR SHARES.

    Fluctuations in the price and trading volume of our common stock may prevent stockholders from reselling their shares above the price at which they purchased their shares. Stock prices and trading volumes for many software companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility, as well as general domestic or international economic, market and political conditions, could materially adversely affect the market price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock would likely decrease significantly. The market price of our common stock has fluctuated significantly in the past and may continue to fluctuate significantly because of:

    - Market uncertainty about our business prospects or the prospects for the RDBMS and ORDBMS markets in general;

    - Revenues or results of operations that do not match analysts' expectations;

    - The introduction of new products or product enhancements by us or our competitors;

    - General business conditions in the software industry;

    - Changes in the mix of revenues attributable to domestic and international sales; and

    - Seasonal trends in technology purchases and other general economic conditions.

                                USE OF PROCEEDS

    Informix will not receive any proceeds from the sale of the shares by the selling stockholders. All net proceeds from the sale of our common stock will go to the stockholders who offer and sell their shares.

                              SELLING STOCKHOLDERS

    The following table sets forth information with respect to the number of shares of common stock owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

    The shares being offered by the selling stockholders were acquired in connection with our acquisition of Cloudscape. In the acquisition, the shares of common stock were issued pursuant to an exemption from the registration requirements of the Securities Act. In connection with the acquisition, we agreed to register the shares of our common stock received by the former shareholders of Cloudscape on the registration statement, of which this prospectus is part. Under the terms of the acquisition agreement, ten percent of the shares of beneficially held by each selling stockholder issued in connection with the acquisition are currently being held in escrow to satisfy losses or claims we may occur that arise out of any inaccuracy, breach or failure to comply with the representations, warranties or covenants made or delivered by Cloudscape in connection with the acquisition. Until those shares are released from escrow, those shares will not be available for resale in this offering.

    Shares of common stock subject to options that are currently exercisable or exercisable as of December 30, 1999 are treated as outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person and are listed below under the "Number of Shares Underlying Options" column below, but these options are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

    The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

                                                     NUMBER OF SHARES
                                                 BENEFICIALLY OWNED PRIOR
                                                      TO THE OFFERING
                                                 -------------------------                   NUMBER OF
                                                                NUMBER OF                      SHARES
                                                                  SHARES      NUMBER OF     BENEFICIALLY
                                                  NUMBER OF     UNDERLYING   SHARES BEING   OWNED AFTER
NAME OF SELLING STOCKHOLDER                      SHARES HELD     OPTIONS       OFFERED      THE OFFERING
---------------------------                      ------------   ----------   ------------   ------------
Accel V L.P....................................    1,681,123          --       1,681,123           --

Accel Investors '96 L.P........................      100,116          --         100,116           --

Accel Internet/Strategic Technology Fund
  L.P..........................................      225,262          --         225,262           --

Accel Keiretsu V L.P...........................       33,372          --          33,372           --

Berry, James A. and Sue Berry TTEE The Berry
  Family Trust.................................        4,449       3,893           4,449        3,893

Bram, Alan.....................................       22,248         811          22,248          811

Brenner, Jerold and Dianne, as Community
  Property.....................................       19,467          --          19,467           --

Brentwood Affiliates Fund......................       69,525          --          69,525           --

Brentwood Associates VII, L.P..................    2,210,906          --       2,210,906           --

Brilando, Joseph F.............................       15,017          --          15,017           --

Butler, Michael E..............................        4,171          --           4,171           --

Carlson, Amelia-Ann Louise and Brad Douglas
  Carlson......................................      102,897       4,172         102,897        4,172

                                                     NUMBER OF SHARES
                                                 BENEFICIALLY OWNED PRIOR
                                                      TO THE OFFERING
                                                 -------------------------                   NUMBER OF
                                                                NUMBER OF                      SHARES
                                                                  SHARES      NUMBER OF     BENEFICIALLY
                                                  NUMBER OF     UNDERLYING   SHARES BEING   OWNED AFTER
NAME OF SELLING STOCKHOLDER                      SHARES HELD     OPTIONS       OFFERED      THE OFFERING
---------------------------                      ------------   ----------   ------------   ------------
Coffey, Marina M...............................          278          --             278           --

Crothers, John H. and Lynn A. Friedman, Joint
  Tenants......................................       16,686          --          16,686           --

Debrunner, Daniel and Cynthia Wall Debrunner,
  Community....................................       12,339      21,610          12,339       21,610

Devine & Virnig, Inc...........................        8,343          --           8,343           --

Drechsler, Richard.............................       27,810       2,781          27,810        2,781

Ellmore C. Patterson Partners..................       45,886          --          45,886           --

The Entreprenuers' Fund, L.P...................       66,744          --          66,744           --

Falk, Bennett and Margaret Moreland, as
  Community Property...........................       16,686       1,390          16,686        1,390

Fish, Rachael and Loxie Hoshino, Joint
  Tenants......................................        8,343          --           8,343           --

F&W Investments 1996-II........................       16,686          --          16,686           --

Grooms, Elizabeth..............................          278          --             278           --

Haggin, Thomas.................................       27,810          --          27,810           --

Haggin, Thomas P. and Victoria K. Haggin TTEE
  Haggin Trust.................................        2,346          --           2,346           --

Hammer, Gary L and Xenia M. Hammer, Trust......          834          --             834           --

Hart, Jennifer L. and Robert L. Moxley, Joint
  Tenants......................................        5,642          --           5,642           --

Hartman, Hyman and Beulah M. Hartman, Trustees,
  Hartman Trust................................        2,346          --           2,346           --

Henn Family Trust, Thomas W. Henn and Lisa Z.
  Henn, Trustees...............................      505,624          --         505,624           --

Hillegas, Richard N., Intervivos Trust.........       22,248          --          22,248           --

Holgerson, Kreg and Wilma, as Community
  Property.....................................       22,248         608          22,248          608

Jeker, Donna L. and James M. Kunigenas, as
  Community....................................        5,097          --           5,097           --

Jordan, Stephen A..............................        7,230          --           7,230           --

Keleher, Todd B. and Jennifer F. Keleher, as
  Community Property...........................          834          --             834           --

Knoche, Craig F................................        4,171          --           4,171           --

Ku, Siu Ling and Kenneth Hui, as Community
  Property.....................................       22,248         926          22,248          926

                                                     NUMBER OF SHARES
                                                 BENEFICIALLY OWNED PRIOR
                                                      TO THE OFFERING
                                                 -------------------------                   NUMBER OF
                                                                NUMBER OF                      SHARES
                                                                  SHARES      NUMBER OF     BENEFICIALLY
                                                  NUMBER OF     UNDERLYING   SHARES BEING   OWNED AFTER
NAME OF SELLING STOCKHOLDER                      SHARES HELD     OPTIONS       OFFERED      THE OFFERING
---------------------------                      ------------   ----------   ------------   ------------
Landay, Mark J.................................        3,893          --           3,893           --

Lauridsen, Robert A. and Patricia Lauridsen, as
  Community Property...........................        7,230          --           7,230           --

Livingston, Glen...............................      150,007          --         150,007           --

Martin, Jameison Bear and Dorothy B. Brown
  Martin, Community............................       19,467          --          19,467           --

Matrigali, Mike................................       22,248         608          22,248          608

Meier Mitchell & Company.......................            0          --               0           --

Mohr, Davidow Ventures V, L.P..................    1,293,171          --       1,293,171           --

Mohr, Davidow Ventures V, L.P. as nominee for
  MDV Entrepreneures...........................       97,335          --          97,335           --

Nee, Ga-Lin Charlene...........................        2,781         196           2,781          196

Nierenberg, Nicolas and Caroline Nierenberg,
  Joint Tenants................................       33,372          --          33,372           --

Oana, Jill.....................................        4,866          --           4,866           --

Orsini, Francois and Sylvie, as Community
  Property.....................................        2,259          --           2,259           --

Paul, Christian A. and Suzanne Roth Paul, as
  Community Property...........................       97,335          --          97,335           --

Paul, Suzanne Roth as Custodian for Austin A.
  Paul under CUTMA.............................       27,671          --          27,671           --

Plume, Stephen K...............................        4,171          --           4,171           --

Quaglietti, Rocco and Lisa Quaglietti, Joint
  Tenants......................................       58,401          --          58,401           --

RBW Investments, LLC...........................       16,686          --          16,686           --

Resnick, Howard A..............................        8,343          --           8,343           --

Satoor, Mamta A. and Amit Satoor, as Community
  Property.....................................       13,905          --          13,905           --

Saunders, Kathy and Craig Saunders, as
  Community Property...........................        6,674          --           6,674           --

Schroedl, Jason M..............................          556          --             556           --

Schuster Revocable Trust, Stewart Schuster as
  Trustee......................................       69,525          --          69,525           --

Sill - The Trust of Igor M. Sill and Cynthia M.
  Sill.........................................       20,373          --          20,373           --

Silverman, Stuart P. and Terry K. Silverman,
  Trustees.....................................       16,686          --          16,686           --

                                                     NUMBER OF SHARES
                                                 BENEFICIALLY OWNED PRIOR
                                                      TO THE OFFERING
                                                 -------------------------                   NUMBER OF
                                                                NUMBER OF                      SHARES
                                                                  SHARES      NUMBER OF     BENEFICIALLY
                                                  NUMBER OF     UNDERLYING   SHARES BEING   OWNED AFTER
NAME OF SELLING STOCKHOLDER                      SHARES HELD     OPTIONS       OFFERED      THE OFFERING
---------------------------                      ------------   ----------   ------------   ------------
Sippl, Roger J.................................       27,810          --          27,810           --

Sowell, Judy K.................................        5,562          --           5,562           --

St. Paul Venture Capital Affiliates Fund I,
  LLC..........................................       11,089          --          11,089           --

St. Paul Venture Capital IV, LLC...............      392,158          --         392,158           --

Stephens, Janet................................        4,866       2,808           4,866        2,808

Strellis, Eric and Barbara J. Banks, Joint
  Tenants......................................       41,715          --          41,715           --

Swilling, Timothy Keith and Beth Ann Swilling,
  as Community.................................       11,124          --          11,124           --

Ten Kroode, Rob and Annelies Ten...............       12,236          --          12,236           --

Terry, James...................................        1,506          --           1,506           --

Thorpe, Robert S...............................        3,337          --           3,337           --

Torf - The Ira Torf Trust, Howard Torf and
  Clara Siu-Wai Lai as Trustees................      139,050          --         139,050           --

Torf - The Howard Torf and Claria Lai Trust....      556,203          --         556,203           --

Torf - The Ryan Torf Trust, Howard Torf and
  Clara Siu-Wai Lai as Trustees................      139,050          --         139,050           --

Trainer, Susan J. and Thomas O. Trainer,
  Community Property...........................       16,925          --          16,925           --

Van Capelle, Bert and J. Brinkhuis, as
  Community Property...........................       12,236          --          12,236           --

Waldron, Martin O. and Roxane C. Shelly
  Waldron, Community...........................       11,124          --          11,124           --

Wall, Shannon..................................        1,390          --           1,390           --

Webber, Jeffrey T. and Judith L. Webber, Webber
  Living Trust.................................       15,017          --          15,017           --

Wilder, Ronald E...............................          556          --             556           --

Worsencraft, Kim...............................          486          --             486           --

Wright, John W.................................        4,519          --           4,519           --

Wyatt, Nathaniel...............................      834,304          --         834,304           --

Yenigalla, Satya and Sita, as Community
  Property.....................................       15,295          --          15,295           --

Zhou, Yvonne, Y................................       11,124          --          11,124           --

                              PLAN OF DISTRIBUTION

    Informix will not receive any proceeds from the sale of the shares. Each of the selling stockholders may sell its shares directly or through broker-dealers or underwriters who may act solely as agents, or who may acquire shares as principals. The distribution of the shares may be effected in one or more transactions that may take place through the Nasdaq National Market, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with such sales.

    The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents' commissions if any, and other expenses of issuance and distribution not borne by Informix. The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

    The selling stockholders may effect transactions by selling the shares directly or through broker-dealers acting either as principal or as agent, and such broker-dealers may receive compensation in the form of usual and customary or specifically negotiated underwriting discounts, concessions, or commissions from the selling stockholders.

    To the extent required, the specific shares of common stock to be sold, the names of the selling stockholders, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.

    Informix has agreed to bear certain expenses of registration of the common stock under the federal and state securities laws and of any offering and sale hereunder not including certain expenses, such as commissions of dealers or agents, and fees attributable to the sale of the shares. Informix has agreed to indemnify the selling stockholders against certain liabilities, including certain potential liabilities under the Securities Act.

    Informix may suspend the use of this prospectus for a discrete period of time, not exceeding 60 days in the aggregate, not longer than 30 days as to any single delay and not more than two times in any three month period, if, in the reasonable judgment of Informix, a development has occurred or condition exists as a result of which the Registration Statement or the prospectus does not contain material non-public information which is in the reasonable judgment of Informix is required to be included in the Registration Statement or the prospectus for sales of the shares to be made hereunder and the immediate disclosure of such information would be seriously detrimental to Informix. This offering will terminate on the earlier of September 15, 2000 or the date on which all shares offered hereby have been sold by the selling stockholders.

    Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

    There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by it hereunder.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby has been passed upon for Informix by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements of Informix Corporation and subsidiaries as of and for the year ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements and supplemental consolidated financial statements of Informix Corporation incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon incorporated by reference herein. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, payable by Informix in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the Nasdaq Market listing fee.

                                                              AMOUNT TO
                                                               BE PAID
                                                              ----------
SEC registration fee........................................  $21,480.31
Nasdaq National Market additional shares listing fee........   17,500.00
Printing expenses...........................................   15,000.00
Legal fees and expenses.....................................   15,000.00
Accounting fees and expenses................................   10,000.00
Miscellaneous expenses......................................    6,019.69
                                                              ----------
    Total...................................................  $85,000.00
                                                              ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    Article Eight of Informix's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permitted under Delaware law.

    Article VI of Informix's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation to the fullest extent permitted under the General Corporation Law of Delaware.

    Informix has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in Informix's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

    In addition, pursuant to the terms of the Reorganization Agreement entered into by Informix in connection with its acquisition of Cloudscape, Inc., Informix has agreed to fulfill and honor in all respects the obligations of Cloudscape and to cause the surviving corporation to fulfill and honor in all respects the obligations of Cloudscape, pursuant to certain indemnification provisions set forth for certain indemnified parties of Cloudscape as of the effective time of the merger under Cloudscape's Articles of Incorporation or Bylaws as in effect immediately prior to the merger. Such provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time of the acquisition in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the effective time, were directors, officers, employees, or agents of Cloudscape.

    The Declaration of Registration Rights dated September 15, 1999, by Informix made in connection with Informix's purchase of Cloudscape, Inc. provides that Informix will indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Informix pursuant to the foregoing provisions, Informix has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    At present and except as described in Informix's annual report on Form 10-K and quarterly reports on Form 10-Q, there is no pending litigation or proceeding involving a director, officer, employee, or other agent of Informix in which indemnification is being sought, nor is Informix aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee, or other agent of Informix.

ITEM 16. EXHIBITS

     EXHIBIT NO.          PAGE     DESCRIPTION
---------------------   --------   -----------
         4.1             (b)       Declaration of Registration Rights, dated October 8, 1999, by Informix to the former shareholders of
                                     Cloudscape, Inc.

         5.1             (a)       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                                     Corporation regarding legality of the securities of the
                                     securities being registered

        23.1             (a)       Consent of Wilson Sonsini Goodrich & Rosati, Professional
                                     Corporation (included in Exhibit 5.1)

        23.2             (a)       Consent of KPMG LLP as Independent Auditors

        23.3             (a)       Consent of Ernst & Young LLP as Independent Auditors

        24.1             (a)       Power of Attorney (See page 11-5)

------------------------

(a) Filed herewith.

(b) Incorporated by reference to exhibit filed with Informix's current report on Form 8-K filed on October 15, 1999 (the Declaration of Registration Rights is an exhibit to Exhibit 2.1 thereto).

ITEM 17. UNDERTAKINGS

Informix hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

    (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
    Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4. That, for the purpose of determining any liability under the Securities Act, each filing of Informix's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5. To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

6. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Informix pursuant to the foregoing provisions, or otherwise, Informix has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Informix of expenses incurred or paid by a director, officer, or controlling person of Informix in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Informix will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, Informix has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on this 8th day of November, 1999.

                                                       INFORMIX CORPORATION

                                                       By:           /s/ JEAN YVES F. DEXMIER
                                                            -----------------------------------------
                                                                       Jean Yves F. Dexmier
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jean-Yves F. Dexmier and Howard A. Bain III and each one of them, acting individually and without the other, as his or her attorney-in-fact, each with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                  TITLE                        DATE
                  ---------                                  -----                        ----
          /s/ JEAN YVES F. DEXMIER             President and Chief Executive
    ------------------------------------         Officer (Principal Executive       November 8, 1999
            Jean Yves F. Dexmier                 Officer) and Director

                                               Executive Vice President and Chief
           /s/ HOWARD A. BAIN III                Financial Officer (Principal
    ------------------------------------         Financial and Accounting           November 8, 1999
             Howard A. Bain III                  Officer)

            /s/ LESLIE G. DENEND
    ------------------------------------       Director                             November 8, 1999
              Leslie G. Denend

        /s/ ROBERT J. FINOCCHIO, JR.
    ------------------------------------       Chairman of the Board and Director   November 8, 1999
          Robert J. Finocchio, Jr.

              /s/ JAMES L. KOCH
    ------------------------------------       Director                             November 8, 1999
                James L. Koch

           /s/ THOMAS A. MCDONNELL
    ------------------------------------       Director                             November 8, 1999
             Thomas A. McDonnell

            /s/ CYRIL J. YANSOUNI
    ------------------------------------       Director                             November 8, 1999
              Cyril J. Yansouni

              /s/ GEORGE REYES
    ------------------------------------       Director                             November 8, 1999
                George Reyes

                                 EXHIBIT INDEX

EXHIBIT NO.               PAGE     DESCRIPTION
---------------------   --------   -----------
  4.1                     (b)      Declaration of Registration Rights, dated October 8, 1999, by Informix to the former shareholders of
                                     Cloudscape, Inc.
  5.1                     (a)      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                                     Corporation regarding legality of the securities of the
                                     securities being registered
  23.1                    (a)      Consent of Wilson Sonsini Goodrich & Rosati, Professional
                                     Corporation (included in Exhibit 5.1)
  23.2                    (a)      Consent of KPMG LLP as Independent Auditors
  23.3                    (a)      Consent of Ernst & Young LLP as Independent Auditors
  24.1                    (a)      Power of Attorney (See page II-4)

------------------------

(a) Filed herewith.

(b) Incorporated by reference to exhibit filed with Informix's current report on Form 8-K filed on October 15, 1999 (the Declaration of Registration Rights is an exhibit to Exhibit 2.1 thereto).